Canagold Resources LTD. 1250-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.6685-9744	www.canagoldresources.com CCM: TSX CRCUF: OTCQB

Subject: Request for an extension – File No. 000-18860

Vancouver, BC, Canada, September 20, 2024

To: Division of Corporation Finance

U.S. Securities & Exchange Commission

Dear Mr. John Coleman,

Further to our request that you grant us an extension to September 20, 2024 to provide documents regarding File No. 000-18860, we would like to request an additional extension to September 30, 2024. Due to situations beyond our control, the independent contractor hired to provide us with the technical report SK-1300 could not deliver the report by September 20, 2024.

Should you require any further information, please do not hesitate to contact us at the information below.

Kind regards,

Mihai Draguleasa

Chief Financial Officer

E: mihai@canagoldresources.com

T: +1-604-880-3313